UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPII Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
72,421,515

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
72,421,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,421,515

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.35%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculation based on 86,886,627 Common Shares (defined below) outstanding as of March 31, 2019.

CUSIP No.	Y2109Q705

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
*72,421,515

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
*72,421,515

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*72,421,515

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.35%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Mr. Economou may be deemed to beneficially own SPII Holdings Inc., and may thereby be deemed to beneficially own the 72,421,515 Common Shares owned by SPII Holdings Inc.

 (1) Calculation based on 86,886,627 Common Shares outstanding as of March 31, 2019.

CUSIP No.	Y2109Q705

This Amendment No. 16 ("Amendment No. 16") amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") by SPII Holdings Inc., Sierra Investments Inc., Mountain Investments Inc., and Mr. George Economou on September 5, 2017 (the "Original Schedule 13D"), as amended on October 6, 2017 ("Amendment No. 1"), March 15, 2018 ("Amendment No. 2"), May 16, 2018 ("Amendment No. 3"), June 11, 2018 ("Amendment No. 4"), June 18, 2018 ("Amendment No. 5"), August 21, 2018 ("Amendment No. 6,"), September 4, 2018 ("Amendment No. 7"), September 19, 2018 ("Amendment No. 8"), October 1, 2018 ("Amendment No. 9"), November 8, 2018 ("Amendment No. 10"), November 19, 2018 ("Amendment No. 11"), November 27, 2018 ("Amendment No. 12"), December 7, 2018 ("Amendment No. 13"), December 17, 2018 ("Amendment No. 14"), and June 13, 2019 (“Amendment No. 15,” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, and Amendment No. 15, when taken together, are the "Initial Statement").

Item 1.  Security and Issuer.

This Amendment No. 16 relates to the common shares, par value $0.01 per share (the "Common Shares") of DryShips Inc., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is Dryships Inc. c/o Dryships Management Services Inc., 80 Kifissias Avenue, 151 25, Marousi, Athens, Greece.

Item 2.  Identity and Background.

(a), (f)
This Amendment No. 16 is being filed by SPII Holdings Inc., a Marshall Islands corporation ("SPII") and Mr. George Economou, a citizen of Greece ("Mr. Economou," and, together with SPII, the "Reporting Persons").

(b)
The address of the principal place of business of SPII is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.
Mr. Economou's correspondence address is 80 Kifissias Avenue, 151 25, Marousi, Athens, Greece.

(c)	The principal business of SPII is acting as an investment holding company. Mr. Economou is the Chairman and Chief Executive Officer of the Issuer.
The name, citizenship, present principal occupation or employment and business address of each executive officer or director of SPII is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Mare Services Limited	Sole Director/Secretary	Mare Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta. Mr. Cefai's principal occupation is attorney at law, and his principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 4 of this Amendment No. 16 is incorporated herein by reference.
There are no other changes to Item 3 from the Initial Statement.

Item 4.  Purpose of Transaction.

Pursuant to, and subject to the terms and conditions of, an agreement and plan of merger, dated as of August 18, 2019 (the “Merger Agreement”), by and among SPII, Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and wholly-owned subsidiary of SPII (“Merger Sub”), and Issuer, Merger Sub will be merged with and into Issuer (the “Merger”), with Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of SPII.  Under the terms of the Merger Agreement, each Common Share issued and outstanding immediately prior to the effective time of the Merger will, by virtue of the Merger, be cancelled and converted into the right to receive US$5.25 per Common Share, without interest and net of any applicable withholding taxes, except for any Common Shares that, as of immediately prior to the effective time of the Merger, are (i) held by SPII or any subsidiary of SPII or (ii) held by the Company as treasury stock or by any of the Company’s subsidiaries, which Common Shares will, by virtue of the Merger, be canceled, and no payment will be made with respect to such Common Shares. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B and is incorporated herein by reference in its entirety. No dissenters’ or appraisal rights will be available with respect to the Merger.
The Reporting Persons anticipate that SPII will expend approximately US$76 million, net of fees, to purchase the outstanding Common Shares of Issuer at a purchase price of US$5.25 per Common Share. SPII intends to fund the transactions contemplated by the Merger Agreement (the “Transactions”) through cash on hand.
The Merger, which is currently expected to close in the second half of 2019, is subject to customary closing conditions, including the approval by the holders of a majority of the outstanding Common Shares present and voting in person or by proxy at a special meeting of Issuer’s stockholders, which will be convened to consider the approval of the Merger Agreement and the Transactions, including the Merger.  SPII beneficially owns sufficient Common Shares to approve the Merger Agreement and the Transactions, including the Merger, and intends to vote in favor of such approval.
If the Transactions, including the Merger, are consummated, the Common Shares will be delisted from NASDAQ and will cease to be registered under the Securities Exchange Act of 1934, and Issuer will become a privately-held wholly-owned subsidiary of SPII.
There are no other changes to Item 4 from the Initial Statement.

Item 5.  Interest in Securities of the Issuer.

(a)-(c) As of March 31, 2019, the Issuer had 86,886,627 Common Shares outstanding. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own the Common Shares set forth below:
		Voting			Dispositive
Names	Percentage of Common Shares Beneficially Owned	Sole	Shared		Sole	Shared
SPII	83.35%	0	72,421,515		0	72,421,515
Mr. Economou	83.35%	0	72,421,515	(1)	0	72,421,515	(1)

(1) Mr. Economou may be deemed to beneficially own SPII, and may thereby be deemed to beneficially own the 72,421,515 Common Shares owned by SPII.

Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of this Amendment No. 16.

Except as described herein, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.
(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Amendment No. 16.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Amendment No. 16 is incorporated herein by reference.
There are no other changes to Item 6 from the Initial Statement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A. Joint Filing Agreement

Exhibit B. Agreement and Plan of Merger, dated August 18, 2019, by and among SPII Holdings Inc., Sileo Acquisitions Inc., and DryShips Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by DryShips Inc. on August 19, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2019
(Date)

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

GEORGE ECONOMOU*

/s/ George Economou
(Signature)

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.